# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: China SXT Pharmaceuticals, Inc., CIK 0001723980
CUSIP: G2161P157
Title of class of securities: Ordinary shares, $0.51 per Ordinary Share and associated Warrants
Address of issuer's principal executive offices: 178 TAIDONG ROAD NORTH, TAIZHOU, China (F4), 225300
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078269

## Reporting persons
- TAN CHENG GUAN: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 10,196,080; shared voting power 0; sole dispositive power 10,196,080; shared dispositive power 0; aggregate amount beneficially owned 10,196,080 (8.79% of the class)
  Comment: Percentage of class is calculated based on 116,027,758 Ordinary Shares outstanding as of July 29, 2025, which information was provided by the Issuer to the Reporting Person on July 29, 2025. Given that as of July 29, 2025, the Issuer has 116,027,758 Ordinary Shares outstanding, comprising 116,027,226 Class A Ordinary Shares, each entitled to one vote, and 532 Class B Ordinary Shares, each entitled to fifty votes, the total voting power of the Issuer is 116,053,826 votes. The Reporting Person holds 10,196,080 Class A Ordinary Shares, representing approximately 8.79% of the total voting power of the Issuer.

## Item 1. Issuer
Name of issuer: China SXT Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 178 TAIDONG ROAD NORTH, TAIZHOU F4 225300

## Item 2. Person Filing
Name of person filing: TAN CHENG GUAN
Address of principal business office or, if none, residence: BLK 328 HOUGANG AVENUE 5 #05-206 SINGAPORE 530328
Citizenship: SINGAPORE/U0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,196,080
Percent of class: 8.79%
Sole power to vote or to direct the vote: 10,196,080
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,196,080
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TAN CHENG GUAN: /s/ TAN CHENG GUAN, TAN CHENG GUAN (08/07/2025)